UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Estee Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $.01 per share	518439104
(Title of class of securities)	(CUSIP number)

Howard Dicker Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

February 16, 2021
(Date of event which requires filing of this statement) (Note: This Amendment No. 3 is not required at this time; it is filed voluntarily.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)
(Page 1)

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS
The Leonard A. Lauder 2013 Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
586,138 (see Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
586,138 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
586,138 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 3 amends the Schedule 13D first filed with the Securities and Exchange Commission on December 27, 2013, as amended (the “Schedule 13D”), and is filed by The Leonard A. Lauder 2013 Revocable Trust (the “Reporting Person or the LAL 2013 Revocable Trust”), with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a)
The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 3, as of February 16, 2021, are incorporated herein by reference.  As of February 16, 2021, the Reporting Person was the direct beneficial owner of 586,138 shares of Class A Common Stock and zero shares of Class B Common Stock, par value $0.1 per share (“Class B Common Stock”), which represents 0.3% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2020, as filed with the SEC by the Issuer on February 5, 2021).

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 586,138 shares of Class A Common beneficially owned by the Reporting Person as of February 16, 2021, constitute less than 0.1% of the aggregate voting power of the Issuer.

Neither Leonard A. Lauder (“LAL”) nor Joel S. Ehrenkranz (“JSE”) beneficially owns shares of Class A Common Stock or Class B Common Stock directly.  Each of LAL and JSE separately report beneficial ownership on a Schedule 13G.

The Reporting Person is party to the Stockholders’ Agreement, and the responses of the Reporting Person on the cover page of this Amendment No. 3 do not include shares of Class A Common Stock or Class B Common Stock beneficially owned by those other parties.  Each party thereto separately reports beneficial ownership on a Schedule 13D or 13G, as the case may be.

(b)
The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 3 and (ii) Item 5(a) hereof, as of February 16, 2021, are incorporated herein by reference.  LAL and JSE, as co-trustees of the LAL 2013 Revocable Trust, may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the shares of Class A Common Stock directly owned by the Reporting Person.  In addition, LAL also may be deemed to have power to vote or dispose, or direct the vote or disposition, of the Class A Common Stock owned by the Reporting Person because LAL can revoke the LAL 2013 Revocable Trust with respect to the shares and receive them as a distribution.

(c)	Neither the Reporting Person nor LAL and JSE has effected any transaction in Class A Common Stock during the past 60 days.

(d)
The beneficiaries of the LAL 2013 Revocable Trust (i.e., LAL and his descendants) do not have the right to, but may receive (at the discretion of the trustees), dividends from, or the proceeds from the sale of, the shares of Class A Common Stock.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is supplemented as follows:

Exhibit Index

Exhibit 9	List of Parties to the Stockholders’ Agreement (as of December 31, 2020). †

† Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2021

THE LEONARD A. LAUDER 2013 REVOCABLE TRUST

By:	/s/ Lauder A. Lauder
Name:	Leonard A. Lauder
Title:	Trustee

By:	/s/ Joel S. Ehrenkranz
Name:	Joel S. Ehrenkranz
Title:	Trustee